UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 14 July 2026

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 14 July 2026 — Result of AGM

Exhibit 99.1

14 July 2026

National Grid plc ("National Grid" or the "Company")

Publication of AGM Results

The Company announces that the following resolutions were duly passed at the Company's 2026 Annual General Meeting ("AGM") which was held today at 11.00 am at King's High School, Venues & Events Warwick, Banbury Road, Warwick, CV34 6YE.

The results of the poll for each resolution are as follows:

Resolution		Votes For	For(% of shares voted)	Votes against	Against (% of shares voted)	Votes Withheld**
1	To receive the Annual Report and Accounts	3,805,022,852	99.81	7,234,098	0.19	16,591,357
2	To declare a final dividend	3,820,745,696	99.82	6,927,650	0.18	1,137,707
3	To re-elect Paula Rosput Reynolds	3,812,186,517	99.63	14,168,541	0.37	2,406,110
4	To elect Zoë Yujnovich	3,803,770,482	99.41	22,610,508	0.59	2,390,947
5	To re-elect Andy Agg	3,790,880,428	99.08	35,289,181	0.92	2,612,994
6	To re-elect Jacqui Ferguson	3,813,851,401	99.68	12,160,582	0.32	2,754,670
7	To re-elect Ian Livingston	3,813,611,962	99.68	12,418,466	0.32	2,720,430
8	To re-elect Iain Mackay	3,814,838,770	99.71	11,212,492	0.29	2,712,056
9	To re-elect Anne Robinson	3,797,502,936	99.26	28,453,890	0.74	2,815,301
10	To re-elect Earl Shipp	3,806,026,070	99.48	19,989,056	0.52	2,764,232
11	To re-elect Tony Wood	3,664,790,200	95.79	161,161,152	4.21	2,821,616
12	To re-elect Martha Wyrsch	3,805,543,243	99.47	20,407,392	0.53	2,817,853
13	To re-appoint Deloitte LLP as the Company's auditor	3,817,180,643	99.75	9,605,580	0.25	2,070,620
14	To authorise the Audit & Risk Committee of the Board to set the auditor's remuneration	3,809,230,812	99.56	16,944,738	0.44	2,666,856
15	To approve the Directors' Remuneration Report	3,634,891,850	95.53	169,916,775	4.47	23,993,222
16	To authorise the Company to make political donations	3,747,435,637	98.38	61,814,089	1.62	19,643,395
17	To authorise the Directors to allot shares	3,663,550,810	95.73	163,261,711	4.27	1,999,569
18*	To disapply pre-emption rights	3,753,765,294	98.22	68,080,214	1.78	6,980,065
19*	To disapply pre-emption rights for acquisitions	3,779,174,618	98.86	43,762,740	1.14	5,880,949
20*	To authorise the Company to purchase its own shares	3,808,767,006	99.68	12,214,892	0.32	7,836,006
21*	To authorise the Directors to hold general meetings on 14 clear days' notice	3,563,362,876	93.13	262,989,837	6.87	2,472,955
22*	To adopt the Updated Articles	3,817,179,359	99.83	6,419,297	0.17	5,192,112

*Special resolution
**A "Vote withheld" is not a vote in law and is not counted in the calculation of the votes "For" or "Against" a resolution.
The percentage of Issued Share Capital voted on was 76.92%

In accordance with Listing Rule 6.4.2 of the Financial Conduct Authority's ("FCA") Listing Rules, a copy of the resolutions, other than those concerning ordinary business, have been submitted to the FCA via the National Storage Mechanism and will shortly be available to the public for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 14 July 2026